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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              For November 30, 2006

                         COMMISSION FILE NUMBER 5-59311

                                 ---------------

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

      Dialog Semiconductor Launches Evaluation Board to Speed up
             Design Time for Marvell PXA3xx Applications


    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Nov. 30, 2006--Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has launched a new evaluation board for its recently introduced DA9034 IC that enables designers to quickly configure designs based on Marvell PXA3xx application processors. The new DA9034-EVB provides a complete audio and power management solution for Marvell PXA3xx-based products and is driven using a standard Windows-based graphical user interface (GUI) via a PC's USB interface allowing engineers to significantly shorten development times.

    With the DA9034-EVB, developers can evaluate the technical performance of the DA9034 highly integrated audio and power management IC. The DA9034-EVB can also be used in conjunction with a PXA3xx processor system to develop power management and audio control routines and verify complete designs. The board provides a reference PCB layout and uses components typically found in cellular handset, portable media player and PDA designs which are optimized for low build height of less, than 1.2mm, and minimum PCB area.

    Dialog Semiconductor's DA9034 IC integrates more than 50 mixed signal functions on a single chip, providing regulated supplies for the PXA32x processor, memory and peripheral devices as well as supporting lithium ion battery charging, touch screen interface, LED driving, together with voice and HiFi audio codecs. Dialog is the first company, with the DA9034, to support Dynamic Voltage Management for both switching and linear regulators. This technique along with Dialog's ultra efficient Smart Mirror(TM) linear regulators and its flexible implementation of the dedicated PXA3xx processor Power I2C
(PI2C) dramatically improves the battery life of end products. All power supplies and control signals are accessible on terminal posts and the DA9034-EVB can be used to power a complete PXA3xx platform design during development.

    Commenting on the release of the evaluation system Ajay Parmar, Dialog Semiconductor's director of applications, stated, 'As many advanced systems today require sophisticated power management, the interaction between PMICs, processors and other peripherals are key to achieving long battery life. Dialog's DA9034-EVB provides an effective method of developing and testing power management software in a real system environment. In portable and cellular applications, where space is always at a premium, the DA9034/PXA3xx combination allows manufacturers to develop products in the thinnest, smallest and lightest formats.'

    'Marvell is pleased that Dialog Semiconductor's dedicated support for PXA3xx based platforms provides system designers with an excellent low power integrated solution for the Marvell PXA3xx processors, memory and peripheral power management. Dialog Semiconductor's IC solutions also support Intel Dynamic Voltage Management for the Marvell PXA3xx platforms, further benefiting designers looking for the optimum balance in top performance processor capabilities and suburb power conservation', said Sam Arditi, senior vice president of the Cellular and Handheld Group at Marvell.

    About Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

    About Marvell

    Marvell (NASDAQ: MRVL) is the leader in development of storage, communications, and consumer silicon solutions. The company's diverse product portfolio includes switching, transceiver, communications controller, wireless and storage solutions that power the entire communications infrastructure including enterprise, metro, home and storage networking. As used in this release, the terms 'company' and 'Marvell' refer to Marvell Technology Group Ltd. and its subsidiaries, including Marvell Semiconductor Inc. (MSI), Marvell Asia Pte Ltd
(MAPL), Marvell Japan K.K., Marvell Taiwan Ltd., Marvell International Ltd. (MIL), Marvell U.K. Limited, Marvell Semiconductor Israel Ltd.
(MSIL), RADLAN Computer Communications Ltd., and Marvell Semiconductor Germany GmbH. MSI is headquartered in Santa Clara, California and designs, develops and markets products on behalf of MIL and MAPL. MSI may be contacted at (408) 222-2500 or at www.marvell.com

Contact
Dialog Semiconductor,
Neue Strasse 95, D-73230
Kirchheim/Teck - Nabern, Germany
Telefon +49-7021-805-412
Fax +49-7021-805-200
E-mail dialog@fd.com
Internet www.dialog-semiconductor.com

James Melville-Ross
Financial Dynamics
Telephone +44 207 831 3113

Language: English
Issuer: Dialog Semiconductor Plc.
Neue Strasse 95 73230
Kirchheim/Teck-Nabern Deutschland
Phone: +49 7021 805-0
Fax: +49 7021 805-100
E-mail: martin.kloeble@diasemi.com
WWW: www.diasemi.com

ISIN: GB0059822006
WKN: 927200
Indices: MIDCAP, PRIMEALL, TECHALLSHARE
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart, Munchen, Hamburg; Foreign
Exchange(s) Nasdaq


    CONTACT: Dialog Semiconductor Plc
             Carsten-Uwe Dahl, +49 7021-805 220
             carsten.dahl@diasemi.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                      DIALOG SEMICONDUCTOR PLC
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Date   November 30, 2006                              By /s/ Jalal  Bagherli
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                                                      Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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